Filed Pursuant to Rule 433
Registration Statement No. 333-228614

AUTOCALLABLE MARKET-LINKED STEP UP NOTES

Autocallable Market-Linked Step Up Notes Linked to an Asian Equity Index and ETF Basket
Issuer	The Bank of Nova Scotia (“BNS”)
Principal Amount	$10.00 per unit
Term	Approximately three years, if not called
Market Measure
An Asian equity index and ETF basket comprised of Nikkei Stock Average Index (Bloomberg symbol: “NKY”), the KOSPI 200 Index (Bloomberg symbol: “KOSPI2”) and the iShares® China Large-Cap ETF (Bloomberg symbol: “FXI”) (each, a “Basket Component”). We refer to each of the first two Basket Components described in the preceding sentence as an “Index,” and the last Basket Component as the “Underlying Fund.” The Nikkei Stock Average Index will be given an initial weight of 50.00%, the iShares® China Large-Cap ETF will be given an initial weight of 35.00% and Korea Stock Exchange KOSPI 200 Index will be given an initial weight of 15.00%.

Automatic Call	The notes will be called automatically on any Observation Date if the closing level or Closing Market Price of the Market Measure is equal to or greater than the Call Level
Call Level	100.00% of the Starting Value
Observation Dates	Approximately one year and two years from the pricing date
Call Amounts	[$10.815 to $10.915] if called on the first Observation Date and [$11.630 to $11.830] if called on the final Observation Date, each to be determined on the pricing date
Payout Profile at Maturity
• If the Market Measure is flat or increases up to the Step Up Value, a return equal to the Step Up Payment
• If the Market Measure increases above the Step Up Value, a return equal to the percentage increase in the Market Measure
• 1-to-1 downside exposure to decreases in the Market Measure, with up to 100% of your principal at risk

Step Up Value	130.00% of the Starting Value
Step Up Payment	$3.00 per unit, a 30% return over the principal amount
Threshold Value	100.00% of the Starting Value of the Market Measure
Investment Considerations
This investment is designed for investors who anticipate that the Market Measure will increase over the term of the notes, are willing to take downside risk below a threshold and forgo interim interest payments, and are willing to have their notes called prior to maturity.

Preliminary Offering Documents	http://www.sec.gov/Archives/edgar/data/0000009631/000091412121001524/bn55840598-fwp.htm
Exchange Listing	No
You should read the relevant Preliminary Offering Documents before you invest.
Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.
Risk factors
Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:
•	If your notes are not called prior to maturity, your investment may result in a loss; there is no guaranteed return of principal.
•
Payments on the notes are subject to the credit risk of BNS, and actual or perceived changes in the creditworthiness of BNS are expected to affect the value of the notes. If BNS becomes insolvent or is unable to pay its obligations, you may lose your entire investment.

•	Changes in the value of one of the Basket Components may be offset by changes in the values of the other Basket Components.
•	The initial estimated value of the notes on the pricing date will be less than their public offering price.
•	If you attempt to sell the notes prior to maturity, their market value may be lower than both the public offering price and the initial estimated value of the notes on the pricing date.
•	If called, your return on the notes is limited to the applicable Call Premium.
•
You will have no rights of a holder of the Underlying Fund or the securities included in an Index, and you will not be entitled to receive securities or dividends or other distributions by the issuers of those securities.

•
Your return on the notes may be affected by factors affecting the international securities markets, specifically changes in the countries represented by the Basket Components. In addition, you will not obtain the benefit of any increase in the value of the currencies in which the securities in the Basket Components trade against the U.S. dollar which you would have received if you had owned the securities in the Basket Components during the term of your notes, although the value of the Basket may be adversely affected by general exchange rate movements in the market.

•	The COVID-19 virus may have an adverse impact on BNS.
Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.

The graph above and the table below reflect the hypothetical return on the notes, based on the terms contained in the table to the left (using the mid-point for any range(s)).  The graph and table have been prepared for purposes of illustration only and do not take into account any tax consequences from investing in the notes.

Hypothetical Percentage Change from the Starting Value to the Ending Value	Hypothetical Redemption Amount per Unit	Hypothetical Total Rate of Return on the Notes
-100.00%	$0.00	-100.00%
-50.00%	$5.00	-50.00%
-25.00%	$7.50	-25.00%
-20.00%	$8.00	-20.00%
-10.00%	$9.00	-10.00%
-5.00%	$9.50	-5.00%
-3.00%	$9.70	-3.00%
0.00%(1)	$13.00(2)	30.00%
10.00%	$13.00	30.00%
20.00%	$13.00	30.00%
30.00%(3)	$13.00	30.00%
35.00%	$13.50	35.00%
40.00%	$14.00	40.00%
50.00%	$15.00	50.00%
54.00%	$15.40	54.00%
60.00%	$16.00	60.00%

(1)	This hypothetical percentage change corresponds to the Threshold Value.
(2)	This amount represents the sum of the principal amount and the Step Up Payment of $3.00.
(3)	This hypothetical percentage change corresponds to the Step Up Value.

The Bank of Nova Scotia (“BNS”) has filed a registration statement (which includes a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the notes that are described in this Guidebook. Before you invest, you should carefully read the prospectus in that registration statement and other documents that BNS has filed with the SEC for more complete information about BNS and any offering described in this Guidebook. You may obtain these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. BNS’s Central Index Key, or CIK, on the SEC website is 9631. Alternatively, Merrill Lynch will arrange to send you the prospectus and other documents relating to any offering described in this document if you so request by calling toll-free 1-800-294-1322. BNS faces risks that are specific to its business, and we encourage you to carefully consider these risks before making an investment in its securities.